Exhibit 21

Middlesex Water Company

Subsidiaries

Jurisdiction of Organization

Tidewater Utilities, Inc.	Delaware
Tidewater Environmental Services, Inc.	Delaware
Pinelands Water Company	New Jersey
Pinelands Wastewater Company	New Jersey
Utility Service Affiliates (Perth Amboy) Inc.	New Jersey
Utility Service Affiliates, Inc.	New Jersey